Exhibit 11.1
Computation of Per Share Earnings
The information regarding Computation of Per Share Earnings is incorporated by reference to the Company’s 2010 Annual Report to Stockholders distributed to stockholders and furnished to the Commission under Rules 14a-3(b) and (c) of the Exchange Act; the computation appears under the caption “Note 22 — Earnings (Loss) Per Common Share” at page 70 therein.